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                                                                      Exhibit 11
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                                AIR EXPRESS INTERNATIONAL CORPORATION AND SUBSIDIARIES
                                       COMPUTATION OF EARNINGS PER COMMON SHARE
                                                       (Unaudited)

                                       (In thousands, except per share amounts)

                                                                   Three Months Ended               Nine Months Ended
                                                                      September 30,                   September 30,
                                                              --------------------------      --------------------------
                                                                 1994            1993            1994            1993
                                                              ---------       ----------      ----------      ----------
Primary:
Net income applicable to
 common shares                                                $    6,310      $    3,745      $    15,941     $    12,548
                                                              ==========      ==========      ===========     ===========
  Weighted average of common
    shares outstanding                                            11,604          11,523           11,581          11,555
  Common shares issuable on
    exercise of stock options                                        180             151              139             150
                                                              ----------      ----------      -----------     -----------
  Average common shares outstanding                               11,784          11,674           11,720          11,705
                                                              ==========      ==========      ===========     ===========
  Earnings per common share                                   $      .54      $      .32      $      1.36     $      1.07
                                                              ==========      ==========      ===========     ===========
Fully diluted:
  Weighted average of common
    shares outstanding                                            11,604          11,523           11,581          11,555
  Common shares issuable on
    exercise of stock options                                        205             155              201             150
  Common shares issuable upon
     assumed conversion of subordinated debentures                 2,194           2,194            2,194           1,951
                                                              ----------      ----------      -----------     -----------
  Average common shares outstanding                               14,003          13,872           13,976          13,656
                                                              ==========      ==========      ===========     ===========
  Earnings per common share                                   $      .50      $      .32      $      1.30     $      1.06
                                                              ==========      ==========      ===========     ===========

  Primary earnings per share are computed by dividing net income by the weighted average common and common equivalent shares outstanding during the period.  Fully diluted earnings per share have been calculated assuming the conversion of the subordinated debentures and the elimination of the associated interest expense, net of tax.  For the quarters ended September 30, 1994 and 1993, the interest elimination was $.73 million and $.73 million, respectively.  For the nine months ended September 30, 1994 and 1993, the interest elimination was $2.19 million and $1.94 million, respectively.

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